Lisa Proch Talcott Resolution LIfe Ins. Co.* 1 Griffin Road North Windsor, CT 06095-1512 Tel. 1-860-791-0268 lisa.proch@talcottresolution.com * As administrator for the Registrants

April 17, 2020

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-8629
Attn: Division of Investment Management

Re:    Union Security Insurance Company:
File No. 333-224347    EmPower    Accession Number: 0001628280-20-005039
File No. 333-224394    Masters         Accession Number: 0001628280-20-005036
Masters+
File No. 333-224346    Triple Crown     Accession Number: 0001628280-20-005041
File No. 333-224393    TD Waterhouse    Accession Number: 0001628280-20-005037

Union Security Life Insurance Company of New York:
File No. 333-224349    Masters        Accession Number: 0001628280-20-005040
File No. 333-224348    TD Waterhouse    Accession Number: 0001628280-20-005038

Ladies and Gentlemen:
Pursuant to the Securities Act of 1933, on April 16, 2020 we electronically filed via EDGAR an amendment to the above-referenced Registration Statements on Form S-1.
We respectfully request that the Commission staff afford each of these amendments selective review in accordance with the Securities Act Release No. 6510 (February 15, 1984).  We represent that the materiality of the changes from the currently-effective registration statement is consistent with the materiality of changes that would otherwise qualify for filing under paragraph (b) of Rule 485 under the Securities Act of 1933 if Form S-1 registration statements were eligible for filing under Rule 485.
If you have any questions, please contact me at 860-791-0286.
Very truly yours,
/s/ Lisa Proch
Lisa Proch
General Counsel